Fundrise Midland Opportunistic REIT, LLC

1519 Connecticut Avenue NW

Suite 200

Washington, DC 20036

VIA EDGAR

September 23, 2016

Ms. Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Midland Opportunistic REIT, LLC (the “Company”)
Offering Statement on Form 1A (the “Offering Statement”)
Filed September 23, 2016
File No. 024-10567

Dear Ms. McManus:

We filed the above-referenced Offering Statement on Form 1-A on September 23, 2016. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the offering statement be declared qualified as soon as is reasonably practicable.

We acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Fundrise Midland Opportunistic REIT, LLC
By:	Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

cc:	Mark Schonberger, Esq.